Mexico City, January 30, 2015

DIRECCIÓN JURÍDICA

SUBDIRECCIÓN DE CONSULTORÍA JURÍDICA

GERENCIA JURÍDICA DE FINANZAS

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:       Petróleos Mexicanos

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed May 15, 2014

File No. 000-00099

Dear Ms. Blye:

By letter dated December 15, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the Commission on May 15, 2014. In response to your comments and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the responses below. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below each comment.

General

1.	In your letter to us dated October 4, 2011, you discussed potential future arrangements with Cuba. Also, we note disclosure in your 2012 and 2011 Forms 20- F about a now-expired letter of intent for the exploration for oil in Cuba. We are aware of 2014 news articles reporting that you hope to sign a contract with Cuba and the U.S. to explore the Dona Oriental area. Earlier articles report that you met with international companies including CubaPetroleo. Finally, you disclose in your Form 20-F that you have commercial oil and gas agreements and/or investments in Repsol S.A., Shell Oil Company and United Petroleum & Chemicals Co., Ltd., a subsidiary of SINOPEC. Those companies’ websites and SEC filings indicate that they or their affiliates have business contacts with Cuba, Syria and/or Sudan.

Cuba, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your current Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba since your October 4, 2011 and November 11, 2011 letters, as well as any past, current and anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, customers, joint venture partners, or other direct or indirect arrangements. You should describe any products, equipment, components, technology or services you have provided to Cuba, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Cuba

As we noted in our prior letters to the Staff, the Mexican government has diplomatic relations with Cuba and is a member of international organizations in which Cuba participates. As a result, there may be intergovernmental or other contacts between Mexico and Cuba, the Cuban government or entities controlled by the Cuban government. Our response is limited to contacts involving PEMEX.

Knowledge Exchange: As you noted, in our letter to the Staff dated October 14, 2011, we discussed the participation and cooperation of PEMEX’s technical experts in a potential non-commercial arrangement for the exchange of scientific and technological knowledge between Mexico and the Cuban government. As of the date of this letter, PEMEX’s technical experts have not been involved in any such arrangement with the Cuban government and there is no present intention for such an exchange to occur.

Cupet: We disclosed in our annual reports on Form 20-F for the fiscal years ended December 31, 2011 and 2012 that a PEMEX subsidiary entity, Pemex-Exploration and Production (“PEP”), signed a non-binding letter of intent in April 2012 with Cuba-Petróleo (“Cupet”), a Cuban state oil company, to explore possible collaboration and participation in certain exploration and production blocks in the Cuban exclusive economic zone. As we noted in our Form 20-F for the fiscal year ended 2012, the parties did not reach an agreement about the nature or scope of any actual participation in oil exploration projects, and that letter of intent expired in April 2013. As of the date of this letter, there have been no additional agreements, commercial arrangements or other contacts between PEP or any other PEMEX entity and Cupet since our October 4, 2011 and November 11, 2011 letters.

Dona Oriental: We understand that there have been press reports regarding discussions between the Mexican and Cuban governments about developing a trans-boundary treaty to enable exploration of the Dona Oriental area. We are not in a position to comment on any such discussions other than to confirm that PEMEX has not been a party to them and has not been involved in negotiating or entering into any agreements or commercial arrangements with respect to Dona Oriental.

Investment in Repsol and Agreements with Shell Oil Company and
China International United Petroleum & Chemicals Co. Ltd

Repsol: We, through our wholly-owned subsidiary, P.M.I. Holdings, continue to own shares of Repsol, S.A. (“Repsol”). However, as described among our recent developments reported on Form 6-K filed with the Commission on June 26, 2014, we have sold the majority of our shares in Repsol and, as of the day of this letter, own only 20,132,208 shares of Repsol, which represents 1.46% of the economic and voting rights of Repsol. In addition, we no longer have a seat on Repsol’s board of directors. As we noted in our letter to the Staff dated November 11, 2011, our interest in cooperation with Repsol was prompted by our critical need to develop technological expertise, knowledge and experience in deep-water drilling, not by a desire to invest resources in exploration and production outside of Mexican territory.

Shell Oil Company: Since 1993, we, through our subsidiary company, P.M.I. Norteamérica, S.A. de C.V., have been part of a joint venture with a subsidiary of Shell Oil Company (“Shell”), Pecten Trading Company, to own and operate a refinery located in Deer Park, Texas. Under the joint venture, we provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output.

SINOPEC: In January 2013, we entered into an agreement with Unipec America, Inc. (“UAI”), which acted on behalf of Unipec Asia Co., Ltd., a branch of China International United Petroleum & Chemicals Co. Ltd. Pursuant to this agreement, which we have agreed to extend to June 2016, we agreed to export crude oil to China, and we have been exporting crude oil to this entity pursuant to the terms of this agreement.

Specific Purpose: Each of these arrangements is limited to the specific purposes described above, and we have had no discussions with these companies, and have no knowledge (other than what is publicly available) regarding any business contacts they or their affiliates may have with Cuba, Syria and/or Sudan.

*     *     *

After having made the necessary inquires within PEMEX and except as disclosed above, neither we nor any of our consolidated subsidiaries has had any contacts or business activities with Cuba since our October 4, 2011 and November 11, 2011 letters. In addition, neither we nor any of our consolidated subsidiaries has any contacts or business activities with Syria or Sudan.

2.	Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

As more fully described below, we have analyzed and continue to monitor our activities, and we believe the matters raised by the Staff do not rise to a level which would constitute a material investment risk to investors in PEMEX’s debt securities, on either a quantitative or qualitative basis. Given the quantitative and qualitative immateriality to PEMEX of the matters as described herein, we do not believe PEMEX will become subject to negative investor sentiment as evidenced by divestment or similar initiatives as a result of such matters.

Cuba: As discussed above, the letter of intent we signed with Cupet expired over a year ago, and we presently are not engaged in any business activities with Cuba.

Repsol: With respect to Repsol’s contacts with Cuba, we understand from press reports that Repsol abandoned its Cuban operations in 2012. See, e.g. “US-Cuba Thaw Could Benefit Farmers, Energy and Travel Firms,” The New York Times, Dec. 17, 2014, accessed at http://www.nytimes.com/aponline/2014/12/17/us/politics/ap-us-us-cuba-trade.html?_r=0. We have no information regarding Repsol’s contacts with Syria and Sudan other than its statement in its letter to the Staff dated November 12, 2010, that its aggregate revenues from sales associated with Cuba, Iran, Sudan and Syria amounted to less than 0.1% of its consolidated sales for the nine-month period ended September 30, 2010. With respect to the materiality to investors in PEMEX’s debt securities, following our sale of shares in Repsol described above, as of September 30, 2014, the value or our stake in Repsol represented approximately 0.3% of PEMEX’s total assets. In addition, the revenues from our investments in Repsol, comprised of the Ps. 504.3 million (approximately U.S. $37.48 million based on the exchange rate at September 30, 2014) in dividends received from Repsol during the nine months ended September 30, 2014, represented approximately 0.04% of our total revenues for that same period in 2014. Accordingly, we reiterate the conclusion we reached in November 2011 when we held a larger stake in Repsol: Given what we understand to be the quantitative immateriality to Repsol of any contacts with Cuba, Sudan and Syria, and our minority interest in Repsol, we conclude that Repsol’s contacts (if any) with Cuba, Sudan and/or Syria are quantitatively immaterial to PEMEX.

Other: With respect to Shell and UAI, given the limited scope of our relationship with them, as described above, we do not consider any contacts they may have with Cuba, Syria and/or Sudan as attributable to PEMEX and, accordingly, do not believe that they constitute a material investment risk to investors in PEMEX’s debt securities.

* * * *

    In accordance with the requests at the end of your letter, I hereby acknowledge each of the following:

1.	The adequacy and accuracy of the disclosure in its filing is the responsibility of PEMEX.

2.	The Staff’s comments or changes to disclosure PEMEX makes in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing.

3.	PEMEX may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9325 or Grant M. Binder at (212) 225-2575.

PETRÓLEOS MEXICANOS

By: /S/ Eduardo Calvo
      Mr. Eduardo Calvo
      Associate Managing Director of

      Financial Legal Affairs

cc:	Mr. H. Roger Schwall

Mr. Jennifer Hardy
              Securities and Exchange Commission

Mr. Mario Alberto Beauregard Álvarez

Mr. Rodolfo Campos
Mr. Carlos Caraveo

Mr. Rolando Galindo Galvez
              Petróleos Mexicanos

Mr. Jorge U. Juantorena
Mr. Grant M. Binder
Mr. Alejandro Canelas Fernandez

  Cleary Gottlieb Steen & Hamilton LLP